Exhibit 99.2

Letter to the Shareholders

March 12, 2002

To the shareholders:

As I look back over the past year, the phrase that comes to my mind is “more of the same”.  Most people and companies had their hopes up that 2002 would be a year of recovery and growth.  The recession would end, the national economy would rebound and business as usual would again be the norm.  The year did not turn out to be that way.  It actually was more of the same as 2001.  The Dow Jones Industrial average index reflected the on-going business slowdown.  It began the year at $10,021 and ended the year at $8,341.  This was not a year of recovery for most industrial companies.

From outward appearances, our business seemed to follow this pattern also.  Our net sales decreased 4.4% in our production monitoring division compared to 2001.  Customers remained reluctant to spend money on expansion projects at their sites.  Machinery builders have a tough time selling new equipment to businesses that already have excess capacity.  We sell to end users of our products and also machinery builders and we can see the effects of the negative economic climate on both areas.  I think you will agree with me that the outward appearance is not a pleasant one.

However if you look at the inward appearance, at what we are doing inside the company to position ourselves for growth, I think you will see a much brighter picture.  The slogan we followed last year was “New products, new customers!”.  Three new products were introduced to the market last year in the production monitoring division.  They include the AccuDial digital potentiometer, the VS1 vibration switch, and the EZ-SCP speed switch mounting system.  The AccuDial is a unique product in the marketplace in that it combines a rotary potentiometer with a digital display and is powered directly from a motor drive.  This product got front page coverage on three industry magazines when it was released.  Another major engineering project was the redesign of the DR1000 and R100 product lines for performance, manufacturability, and certification to UL standards.  To reach new customers, we attended 6 tradeshows, 3 for the first time, and made significantly more direct sales calls.  The traditional advertising in trade publications has been expanded to new magazines and marketing on related industrial resource web sites allows new customers to find us more readily on the Internet.  Bob Reis was hired in July to manage our sales and marketing efforts.  His background in food processing equipment and knowledge of the industry leadership are great assets as he leads our production monitoring sales group.

In our AutoData Systems division, we brought to market a new form design and processing tool called ExpertScan.  This is our mid-range offering that includes enhanced form design and reporting features.  Development of this product took much longer than we originally planned.  Existing customers could buy a beta version in June, but the released version of the product was not available until December.  This delay reduced our expected sales growth, however sales increased 3.2% over 2001.  In August, Janet Manguson was hired to implement the marketing efforts for the new and existing software products.  She is working with our sales and technical support group to find new and more cost-effective methods of reaching new customers and growing our existing business.

As you can see, we are working hard at developing new products for our marketplaces, and also increasing our marketing efforts to reach new customers and maintain great service to existing customers.  We are not waiting for the economy to get better.  Be assured of our diligence and determination in advancing the growth and value of the company.  Our balance sheet continues to be strong, Electro-Sensors paid $374,465 in cash dividends to its shareholders in 2002.  Please join us for our annual meeting on April 23, 2003 at the Radisson Hotel South in Bloomington at 2:00 p.m.

Sincerely,

Bradley D. Slye